Mail Stop 4561

April 8, 2008

Srini Vasan
Chief Executive Officer
ZUMA360 Software, Inc.
6911 Hayvenhurst Avenue, Suite 101
Van Nuys, CA 91406

>   **Re: ZUMA360 Software, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 14, 2008**
>   **File No. 333-149710**

Dear Mr. Vasan:

We have limited our review of your registration statement to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Outside Front Cover Page of the Prospectus

1.   In the fourth paragraph of the cover page, you indicate that the units will be offered at a fixed price until such time as the shares of common stock are quoted on the OTCBB or another market. Please refer to paragraph (a)(4) of Rule 415 and note that an at-the-market equity offering of the type you propose following the inclusion of the common stock on the OTCBB or another market must satisfy the requirements of paragraph (a)(1)(x) of Rule 415. In this regard, we note that the registration statement is not on Form S-3, and that Form S-3 is not currently available for use by your

company. Revise to set a fixed offering price for the units that will be in effect throughout the offering period.

2.   On page 51 you disclose that there is no minimum number of units that must be sold and all proceeds from subscriptions will be retained upon acceptance by you. Please expand the outside front cover page of your prospectus to inform investors that there is no minimum offering amount and add a risk factor that addresses the risks to investor that results from a "no minimum" offering structure.

Cautionary Note Regarding Forward-Looking Statements, page 17

3.   We note your assertion that your document includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Because you are a new registrant that is not yet subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the statements in your filing are made in connection with your initial public offering, this assertion appears inappropriate. See paragraphs (a)(1) and (b)(2)(D) of Section 27A of the Securities Act of 1933. Please revise accordingly.

Management's Discussion and Analysis, page 23

Liquidity and Capital Resources, page 25

4.   Expand this section to disclose your viable plan to eliminate the uncertainty as to whether you will be able to continue as a going concern. In this respect, indicate the period of planned operations that your existing capital resources will enable you to fund, and if those resources are not sufficient to fund a minimum of 12 months of operations following the date of the prospectus, state the estimated amount of additional capital that you believe must be obtained to enable you to pursue your business plan for the minimum period of 12 months. Explain more specifically how you plan to address any material capital deficiency that you describe. In your response letter, tell us the basis for management's belief that you will be able to acquire equity funding and long-term financing that will enable the company to operate for the next 12 months. Also, state the current rate at which you are using capital in operations. Indicate whether the rate at which cash has been used in operations in the recent periods is consistent with your expectations regarding capital requirements during the next 12 months. Explain any known future trend or any known events that will cause your future capital requirements to vary from historical ones. See Item 303(a)(1) and (2) of Regulation S-K, and Instructions 2 and 5 thereto; see also SEC Release Nos. 33-6835 and 33-8350.

Part II, Information Not Required in Prospectus, page 55

Undertakings, page 57

5.   We are unclear why you have not provided the Rule 430C undertaking in Item
        512(a)(5)(ii) of Regulation S-K. Please advise.

6.   We note your references to yourself as a "small business issuer" in undertaking
        number four. This phrase is not included in Item 512 of Regulation S-K and should be
        deleted.   Please ensure that the text of this undertaking conforms to the text of Item
        512(a) of Regulation S-K, as applicable.

                        *   *   *   *   *

        As appropriate, please amend your filings in response to these comments. Each
responsive amendment should also include a marked copy of the amended filing that
conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in
HTML format that show changes within paragraphs help us to expedite our review. Please
furnish a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments
and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Act of 1933 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of
all the facts relating to a company's disclosure, they are responsible for the accuracy and
adequately of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of
such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428. If you require further assistance you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (888) 501-3763
        Stephan Jan Meyers, Esq.